



Swarna Shiv <swarnambika@unsmudgeable.com>
to mwagner, christian

Sun, Nov 24, 9:49 PM (20 hours ago)

Matt,

Thank you for your time and financial guidance during our Saturday morning discussion. I've attached our overview pitch deck for Unsmudgeable. If you'd like our more detailed version, I'm happy to share that as well.

You can find our active [WeFunder campaign here], where we're currently accepting investment reservations. The campaign will open for direct investments in the coming days.

Please don't hesitate to reach out with any questions.

Best,

Swarna

Swarna Shiv
CEO | Unsmudgeable
unsmudgeable.com

unsmudgeable

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unsmudgeable
Introductions
Short Overview of Unsmudgeable
Questions / Advice
Wrap Up

Unsmudgeable 11...